Exhibit 99.7

201 6 LETTER TO SHAREHOLDERS Exhibit 99.7

A Message the Chair from Dear Shareholder It is a pleasure to provide an update on Celestica’s performance in 2016, which was Rob Mionis’ first full year as CEO. The Board believes this was a strong year as Celestica delivered improved results each quarter, continued to make progress on its transformational journey, and is on the way to achieving its goal of being the world’s leading supply chain solutions company.* Throughout the year, Celestica remained focused on delivering innovative solutions that add value for its customers and ensuring that it is well positioned to capture emerging opportunities in a rapidly evolving technology landscape. Under Rob’s leadership, Celestica expanded its Joint Design and Manufacturing offerings, made progress in its Diversified business and added capabilities through targeted investments. Rob better aligned the organization and augmented the Celestica team with additional leadership intended to drive longer term profitable growth. We entered 2017 with some important changes to our Board of Directors. Pursuant to the Board’s normal policy, Gerry Schwartz retired at the end of the year after 19 years of service. Our latest addition to the Board is Tawfiq Popatia, an Onex Managing Director, who joined us in January. We believe that his deep expertise in automation, and in aerospace and other transportation-focused industries will be key as we seek to create new opportunities for Celestica. In addition, Tom Gross joined the Board in November 2016. Tom recently retired as the Vice Chairman and COO of Eaton Corporation’s electrical business division. We are excited to have him with us and look forward to leveraging his extensive experience to help support our vision. 2017 represents an exciting year for Celestica. We believe that the company is well positioned to seize the growth opportunities that lie ahead and to add value for our customers in this dynamic global market environment. On behalf of Celestica’s Board of Directors, we thank you – our valued investors – for your ongoing confidence in our team and our company. Sincerely, WE ARE VERY PLEASED WITH THE SUCCESS WE ACHIEVED IN 2016. OUR TRACK RECORD IN MANAGING COMPLEXITY AND OUR RELENTLESS DRIVE TO UNLOCK POTENTIAL AND GROWTH FOR OUR CUSTOMERS FORMED THE CORNERSTONE OF OUR SUCCESS. We delivered four consecutive quarters of year-over-year revenue growth and achieved our highest annual adjusted operating margin performance in 15 years. ** Throughout the year, the Celestica team remained focused on evolving our customer and product portfolios, improving our operating performance and investing in new capabilities to achieve the company’s long-term growth and profitability objectives. As a result, we delivered 7% year-over-year growth in revenue, 14% growth in adjusted operating earnings**, and double-digit revenue growth in both our Communications and Diversified businesses.*** Bill Etherington Chair of the Board

These results have been attained in an increasingly competitive and demanding environment. Supply chains are becoming more complex while advances in technology, including artificial intelligence, robotics, and the Internet of Things promise great benefits for a range of industries. I believe Celestica is ideally positioned to help our customers navigate this new era – just as I trusted Celestica as a customer before I joined as CEO. Our sophistication in supply chains, our technology and engineering expertise, our design capability, our strong customer engagement model, and the strength and calibre of our employees give me confidence that we will ensure our customers’ success. Our guiding principal – Think Bigger, Reach Further. – binds us together and inspires us to make a difference for our customers. Now, I would like to share some highlights from the year. LOOKING AHEAD* We will continue to focus on building trusted relationships with our customers and solving complex technology challenges that drive greater value. We are confident in our strategy and believe we are doing the right things to drive sustained profitable growth. Our continued priorities over the next 12 months are as follows: We are winning business with the leaders in this market and plan to shift our focus to energy conversion, energy controls, storage and monitoring. We believe that this market offers strong potential for Celestica, and that we are well positioned to succeed based on our ability to deliver high-complexity solutions. • Evolve and diversify our customer and product portfolios to drive longer term consistency in growth and operating margins. Achieve margin enhancement in our Diversified end market while balancing investments needed to drive continued growth. Generate strong free cash flow** and adjusted return on invested capital (ROIC).** Execute flawlessly while driving increased productivity and simplification throughout our organization. • • • 2016 HIGHLIGHTS Over the course of the year, we continued to make targeted investments, and accelerated our focus and expansion in areas such as Aerospace and Defense, Smart Energy, and Joint Design and Manufacturing intended to drive increased diversification and long-term consistent profitable growth. In Aerospace and Defense, I believe that Celestica has built a reputation as a premier partner to the world’s leading brands. To continue to expand our capabilities and services offerings to better serve our customers, we acquired Karel Manufac turing’s assets, giving us additional vertical build-to-print capabilities in the areas of complex wire harness assembly, systems integration, sheet metal fabrication, welding and machining. We expect this acquisition to support our strategy to accelerate our growth in key markets through the addition of value-added capabilities and services. In Smart Energy, although we made the decision in the fourth quarter of 2016 to exit the solar panel manufacturing business, we believe that our experience and expertise in panel manufacturing has provided a foundation from which to build a strong power electronics business. Now more than ever before, we believe that our customers expect us to deliver the most advanced design, engineering, manufacturing and supply chain solutions for their sophisticated products. 2017 will demand that we Think Bigger, Reach Further. – and we’re ready to take that challenge head-on. I am proud of our accomplishments and I am looking forward to the year ahead. I want to thank our employees around the world for their passion and commitment to our strategy, our customers for giving us the opportunity to partner with them to drive innovation and our shareholders for their trust and ongoing support. Sincerely, We continued to invest in our platform solutions through our Joint Design and Manufacturing capabilities. Our solutions continue to gain momentum and can be leveraged by our customers within their product portfolios. I am excited by the breadth of our comprehensive solutions in the areas of storage, network switching, and converged storage and servers and believe they can meet the needs of a wide range of customers. In addition, we have been increasing our investments in the connected factory, automating and connecting our equipment , people and systems throughout our global network including our customers and suppliers. Automation is helping us to streamline our processes and re-organize to reduce costs, complexity and to improve our responsiveness in order to support our goal of continued profitable growth. Rob Mionis President and Chief Executive Officer *These letters contain forward-looking statements. See Cautionary Note Regarding Forward-Looking Statements on page 8. **Operating margin, operating earnings, free cash flow and adjusted return on invested capital are non-IFRS financial measures. A description of the definition, uses and limitations of these measures, as well as reconciliations to comparable IFRS measures can be found in the “Financial Highlights” table. ***In 2016, our Communications end market was comprised of enterprise communications and telecommunications, and our Diversified end market was comprised of aerospace and defense, industrial, healthcare, smart energy and semiconductor equipment. 2016 LET TER T O SHAREHOLDERS “We are confident in our strategy and believe we are doing the right things to drive sustained profitable growth.”

At Celestica, our guiding principle is Think Bigger, Reach Further. This mindset drives big ideas, creative problem solving and ground-breaking innovation. It empowers us every day to challenge the status quo in ways that transform the way we work with our customers and enable their success. EXPAND C APABILITIES. ENABLE CUSTOMER SUCCESS. Increasingly, our customers are looking to Celestica to provide a full range of end-to-end solutions to support their business. In addition to our reputation for outstanding quality and flawless transfers, we are winning with the leaders in Aerospace and Defense because we offer a full range of specialized services including seamless integration of circuit card assemblies, box build, test and value engineering as well as maintenance, repair and overhaul services (MRO). To further enhance our capabilities, we completed a transaction to purchase Karel Manufacturing’s assets, giving us additional vertical build-to-print capabilities in precision machining and complex wire harness assembly, enabling reduced supply chain complexity and cost for our customers across a broad range of markets. IMAGINE TOGETHER . BUILD THE FUTURE . Celestica has created a Customer Experience Centre in the heart of Silicon Valley. This is a collaborative environment that enables customers to tap into Celestica’s global network of industry experts. We pride ourselves in having some of the smartest people in the business, and this space brings them closer to our customers, enabling collaboration, innovation and success. It is a place for customers to think about the unlimited possibilities ahead, and shape the future of their business.

DESIGN DIFFERENTLY. UNLOCK OPPORTUNIT Y. In the Storage, Server and Communications markets, Celestica has earned a reputation as a design leader that works collaboratively with customers to drive innovation and deliver the latest technologies to market. We invest in next-generation IT infrastructure solutions that enable our customers to get to market faster and grow. Our cohesive Joint Design and Manufacturing portfolio includes fully customizable solutions that improve productivity and maximize efficiency for our customers through advanced technology. Combining our legacy of enterprise-class quality with a cloud economic model, our compelling and unique offerings help our customers navigate expanding portfolios and rapidly evolving markets. DRIVE INNOVATION. REDEFINE POSSIBLE . Innovation no longer happens within a company’s four walls. Leading companies are looking to other industries to help drive smarter solutions. thyssenkrupp is one such company. Understanding that quality and innovation are the hallmarks of thyssenkrupp’s brand, Celestica worked with thyssenkrupp Elevator to bring MAX , a game-changing Internet of Things solution, from the drawing board to volume production. Managing design throughout the process without sacrificing quality, reliability or impacting time-to-market for MAX was crucial. OPTIMIZE PROCESSES. UNCOVER INSIGHTS. The Internet of Things is changing the nature of the business environment that our customers operate in today, opening up new opportunities. At Celestica, we are connecting, coordinating and continuously optimizing our people, equipment and processes in a digital environment. We are investing in automation solutions, the equipment to digitally connect our factories, and data analytics to drive greater value for our customers. 2016 LET TER T O SHAREHOLDERS

Financial Highlights*

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2016	2015	2014
OPERATIONS			
Revenue	$ 6,016.5	$ 5,639.2	$ 5,631.3
IFRS gross margin %	7.1%	6.9%	7.2%
Non-IFRS adjusted gross margin % (1) (2)	7.4%	7.2%	7.4%
IFRS selling, general and administrative expenses (SG&A) %	3.5%	3.7%	3.7%
Non-IFRS adjusted SG&A % (1) (2)	3.2%	3.3%	3.5%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3) (4)	$ 221.2	$ 194.8	$ 199.5
Non-IFRS operating margin (adjusted EBIAT %) (1) (3) (4)	3.7%	3.5%	3.5%
Effective tax rate %	15%	39%	13%
IFRS net earnings	$ 136.3	$ 66.9	$ 108.2
IFRS net earnings per share – diluted	$ 0.95	$ 0.42	$ 0.60
Non-IFRS adjusted net earnings (1) (5) (10)	$ 200.9	$ 145.0	$ 179.5
Non-IFRS adjusted net earnings per share – diluted (1) (5) (10)	$ 1.40	$ 0.92	$ 1.00
BALANCE SHEET DATA			
Cash	$ 557.2	$ 545.3	$ 565.0
Borrowings under credit facilities	$ 227.5	$ 262.5	$ –
Total current assets	$ 2,346.5	$ 2,124.0	$ 2,104.2
Total current liabilities	$ 1,245.7	$ 1,133.4	$ 1,054.3
Working capital, net of cash (6)	$ 523.8	$ 396.3	$ 372.7
Non-IFRS free cash flow (1) (7)	$ 110.2	$ 113.2	$ 177.4
Equity	$ 1,238.8	$ 1,091.0	$ 1,394.9
KEY RATIOS			
Non-IFRS days sales outstanding (1) (8)	43	43	44
Non-IFRS inventory turns (1) (8)	6x	7x	7x
Non-IFRS cash cycle days (1) (8)	45	44	45
IFRS ROIC (1) (9)	15.2%	11.1%	12.2%
Non-IFRS adjusted ROIC (1) (9)	20.8%	19.8%	19.5%
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic (in millions)	141.8	155.8	178.4
Diluted (in millions)	143.9	157.9	180.4
Total shares outstanding at December 31 (in millions)	140.9	143.5	174.6

* The financial highlights table includes data prepared in accordance with International Financial Reporting Standards (IFRS) and non-IFRS measures.

1.          Management uses non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. We believe the non-IFRS measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operation of our business. Our non-IFRS measures include adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, free cash flow, days sales outstanding, inventory turns, cash cycle days and adjusted return on invested capital (adjusted ROIC). Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS, Canadian or U.S. GAAP. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

2.          Non-IFRS adjusted gross margin is calculated by dividing non-IFRS adjusted gross profit by revenue. Non-IFRS adjusted gross profit is calculated by excluding employee stock-based compensation expense from IFRS gross profit. Non-IFRS adjusted SG&A percentage is calculated by dividing non-IFRS adjusted SG&A by revenue. Non-IFRS adjusted SG&A is calculated by excluding employee stock-based compensation expense from IFRS SG&A.

3.          Management uses non-IFRS operating earnings (or adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as net earnings before finance costs (consisting of interest and fees related to our credit facilities, accounts receivable sales program, and a customer’s supplier financing program), refund interest income in 2016, amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, including acquisition-related transaction costs, net of recoveries (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill in 2014), and gains or losses related to the repurchase of our securities. We have provided a reconciliation of adjusted EBIAT to IFRS net earnings in the table.

4.          Refund interest income represents the refund of interest on cash previously held on account with tax authorities in connection with the resolution of certain previously-disputed tax matters in the second half of 2016.

5.          Non-IFRS adjusted net earnings is defined as net earnings before employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, including acquisition-related transaction costs, net of recoveries (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill in 2014), gains or losses related to the repurchase of our securities, and adjustment for taxes (explained in note 10 below). We have provided a reconciliation of adjusted net earnings to IFRS net earnings in the table.

6.          Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable, including accrued and other current liabilities and provisions.

7.          Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as: cash provided by or used in operating activities after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, advances to (or repayments from) a solar supplier, and finance costs paid. Non-IFRS free cash flow for 2015 included cash deposits we received on the anticipated sale of our Toronto real property. Note that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

8.          Non-IFRS days sales outstanding (or days in accounts receivable) is calculated as average accounts receivable divided by average daily revenue. Non-IFRS inventory turns is calculated as cost of sales for the year divided by average inventory. We use a five-point average to calculate average accounts receivable and inventory for the year. Non-IFRS cash cycle days is calculated as the sum of days in accounts receivable and days in inventory minus days in accounts payable.

9.          Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital, however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

10.    The adjustment for taxes, as applicable, represent the tax effects on the non-IFRS adjustments.

2 0 1 6  L E T T E R  TO  S H A R E H O L D E R S

Cautionary Note Regarding Forward-Looking Statements: Both our Chair and CEO letters contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including with respect to: evolving our customer and product portfolios; improving our operating performance and investing in new capabilities to achieve Celestica’s long-term growth and profitability objectives; our ability to help customers navigate a new era of increased complexity and competition; our ability to influence our customers’ success; the ability of our acquisition of Karel Manufacturing’s assets to support our strategy to accelerate our growth in key markets through the addition of value-added capabilities and services; our belief that our experience and expertise in solar panel manufacturing has provided a foundation from which we can build a strong power electronics business; our plan to shift our focus in the smart energy market to energy conversion, energy controls, storage and monitoring, and the potential of this market; the ability of our comprehensive solutions in specified areas to meet the needs of a range of customers; our ability to achieve our goal of continued profitable growth; our expected continued focus on building trusted relationships with our customers and solving complex technology challenges that drive greater value; our continued priorities over the next 12 months, and other statements relating to our future strategies, plans, objectives, opportunities and goals. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek” or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities laws.

Forward-looking statements are predictive in nature, and are based on current expectations, forecasts or assumptions. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the electronics manufacturing services industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers and/

or logistics partners, including as a result of global or local events outside our control, including as a result of the June 2016 referendum by British voters advising for the exit of the United Kingdom from the European Union (Brexit) or significant developments stemming from the recent U.S. presidential election; retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled personnel; transitions associated with our new Global Business Services initiative, our Organizational Design initiative, and/or other changes to our company’s operating model; current or future litigation and/or governmental actions; the operating performance and financial results of our semiconductor business; the timing and extent of recoveries from the sale of inventory and manufacturing equipment relating to our exit from the solar panel manufacturing business, and our ability to recover amounts from a former solar supplier; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; nonperformance by counterparties; our financial exposure to foreign currency volatility, including stock market volatility and currency exchange rate fluctuations resulting from the Brexit or the recent U.S. presidential election; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; our having sufficient financial resources and working capital following consummation of our term loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the sale and related leases with respect to our real property in Toronto may not be satisfied on a timely basis or at all, and if these transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. These and other material risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators. Information related to the Company may be requested by contacting Celestica Investor Relations at clsir@celestica.com.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters, including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; overall demand improvement in the semiconductor industry; revenue growth and improved financial results in our semiconductor business; the timing and extent of recoveries from the sale of inventory and manufacturing equipment related to our exit from the solar panel manufacturing business, and our ability to recover amounts outstanding from a former solar supplier; the timing, execution, and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Note that the CEO letter also refers to certain non-IFRS financial measures (specifically, operating margin, operating earnings, free cash flow and adjusted return on invested capital). A description of the definition, uses and limitation of these measures, as well as reconciliations to comparable IFRS measures can be found in the “Financial Highlights” table, as well as the Company’s most recent Annual Report on Form 20-F and quarterly press releases, which are available at www.celestica.com, and can also be found at www.sedar.com and www.sec.gov.